UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41737

Lifezone Metals Limited

2nd Floor, St George’s Court,

Upper Church Street,

Douglas, Isle of Man, IM1 1EE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Issuance of Warrant to Purchase Ordinary Shares

As previously reported, on March 7, 2026, Lifezone Metals Limited (the “Company”), its wholly-owned subsidiary Kabanga Nickel Limited (the “Borrower”) and Taurus Mining Finance Fund No. 2, L.P. (“Taurus Mining Finance”) executed a waiver letter with respect to the Borrower’s $60 million senior secured bridge loan facility agreement.

On June 29, 2026, pursuant to the waiver letter, the Company issued Taurus Mining Finance warrants to purchase 500,000 of the Company’s ordinary shares, exercisable at an exercise price of $6.25 per share. The warrants will expire five years from the date of issuance.

The foregoing description of the Warrant to Purchase Ordinary Shares (the “Warrant Agreement”) does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Warrant Agreement, which is attached hereto as Exhibit 4.1.

The Company intends to incorporate this Form 6-K and the accompanying exhibit by reference into its registration statements on Form F-3 (File Nos. 333-272865, 333-281189 and 333-289809) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

4.1	Warrant to Purchase Ordinary Shares, dated June 29, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: June 29, 2026	By:	/s/ Chris Showalter
	Name:	Chris Showalter
	Title:	Chief Executive Officer

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